Exhibit 99.10

February 26, 2013

Tina C. Benik

Vice President, Legal and Human Resources

A.T. Cross Company

Via e-mail

Dear Tina,

As we have discussed, Cross (“Cross” or the “Company”) is looking at various strategic alternatives for the Cross Accessory Division (“CAD” or the “Division”), including a potential sale in 2013.  In recognition of the important role you play and of the Company’s desire to retain you through what is a somewhat uncertain time period, the Company has agreed to the following.

In the event that CAD is sold in 2013 and the transaction closes (this would include the sale of significantly all of the Division’s assets), upon the closing of such sale, you will receive $150,000 (or the equivalent in the currency in which you are generally paid and in all cases with applicable taxes being deducted from that amount) within ten business days of that closing.  This payment will be conditioned upon you still being an employee in good standing of either A.T. Cross Company or one of its subsidiaries at the closing date.

In the event that no closing takes place by December 31, 2013, then this agreement will expire as of that date and no longer be in effect.

Thank you for all your past efforts on behalf of Cross and for your patience and forbearance during this time frame.    We very much value your contributions.

Regards,Acknowledged and Accepted:

DAVID G. WHALEN

Dave WhalenTINA C. BENIK_________

CEOName:

A.T. Cross Company